Exhibit 3 Fourth Quarter 2022 Results Crédit Agricole Building, Nimes, France Built with Vertua Concrete, part of our Vertua family of sustainable products

Except as the context otherwise may require, references in this presentation to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related CEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed in CEMEX’s most recent annual report and those detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement (“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Key highlights in Fourth Quarter 2022


Duo Towers, Paris, France
Built with Vertua Concrete, part of our Vertua family of sustainable products

- Top line growing double-digit
- 17% to 20% price growth
- EBITDA growth in regions representing ~90% of Net Sales
- Record 4th quarter EBITDA[1] in the US
- Growing evidence of margin recovery
- Growth investments contributed to ~$100 M of incremental EBITDA in 2022
- ~$600 M of divestments during 2022
- Credit rating upgrade to “BB+” from S&P
- Achieved SBTI’s validation for our new 2030 targets and 2050 net zero goal, under their newly announced 1.5°C scenario
- Record reduction in CO_2 emissions in 2022
- Launch of Regenera, our global waste management business, contributing to a more circular society
- Net income, proforma for non-cash goodwill impairment, rose 36%
- ROCE at 12.1%[2], well above our cost of capital

1) Highest reported 4th quarter EBITDA since 2007 2) Trailing twelve months as of December 2022, excluding goodwill

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FY 2022: Despite unprecedented volatility, resilient EBITDA EBITDA FCF after Net Sales EBITDA Margin maint. Capex +12% l-t-l -3% l-t-l -2.5pp +8% -6% 15,577 2,839 19.7% 1,101 17.2% 2,681 14,379 553 2021 2022 2021 2022 2021 2022 2021 2022 Voltaire College, Remoulins, France Millions of U.S. dollars Built with Vertua Concrete, part of our Vertua family of sustainable products 4

4Q22: Improving EBITDA margin trend EBITDA FCF after Net Sales EBITDA Margin maint. Capex +12% l-t-l -1% l-t-l -1.7pp +8% -2% 3,869 644 18.0% 391 16.3% 630 3,573 332 Stable QoQ margin 4Q21 4Q22 4Q21 4Q22 4Q21 4Q22 4Q21 4Q22 Highway I-10 Corridor, Los Angeles, United States Millions of U.S. dollars Built with Vertua Concrete, part of our Vertua family of sustainable products 5

Volumes impacted by slowing demand 4Q22 YoY and FY 2022 volume variation CONSOLIDATED VOLUMES (l-t-l) USA -2% EMEA -6% -3% -3% -7% -7% -4% EUROPE -5% 9% FY 2022: 1% 0% 3% -8% -6% -5% 4% -11% -1% -1% -0% -4% 2% 2% MEX 0% -3% -1% -5% FY 2022 volumes -8% 10% 4% 1 5% Cement 2% Ready-mix SCAC Aggregates -10% -7% 11% 5% 1) Gray domestic cement 6

Double-digit growth in pricing across all regions CONSOLIDATED PRICES 4Q22 YoY and QoQ price variation (l-t-l) 20% 27% 18% 17% 25% 22% 35% 21% 16% 13% 20% EMEA 13% USA EUROPE 19% 18% 18% 2% 1% -1% QoQ: 3% 4% 8% 5% 4% 0% 2% 2% 2% MEX 1% 3% 0% Sequential (3Q22 to 4Q22) 17% 1 Cement 12% Ready-mix SCAC 6% Aggregates 0% 1% 1% 1) Gray domestic cement 7 Note: For CEMEX, SCAC, Europe and EMEA, prices (l-t-l) are calculated on a volume-weighted average basis at constant foreign-exchange rates

Net contribution of pricing over cost continues to grow in fourth quarter 4Q22 EBITDA variation -1% -2% -513 580 644 640 -1 630 -9 -70 FX 4Q21 Volume Price Costs Other businesses 4Q22 l-t-l 4Q22 reported & items EBITDA margin 4Q: 18.0% 16.3% -1.7pp Full year: 19.7% 17.2% -2.5pp Millions of U.S. dollars 8

In 4th quarter, cement pricing transitioning from covering dollar cost of inflation to recovering margin Unitary Prices Unitary Costs 1 Cement Aggregates Ready-mix $20 $2.5 $16 $19.3 $14.7 $18 $14.4 $14 $16.0 $2.1 $11.8 $14.9 $16 $2.0 $15.4 $1.8 $12 $1.8 $1.6 $14 $11.5 $14.4 $9.6 $10 $12 $1.5 $13.5 $1.5 $1.4 $9.3 $10 $8 $6.7 $1.2 $8.4 $8 $1.0 $6 $8.2 $6.4 $6 $4 $4 $0.5 $0.7 $2 $2 $0 $0.0 $0 4Q21 1Q22 2Q22 3Q22 4Q22 4Q21 1Q22 2Q22 3Q22 4Q22 4Q21 1Q22 2Q22 3Q22 4Q22 1) Own produced cement U.S. dollars per ton 9

Leading the industry with climate ambition... and executing Net CO emissions Records: High levels of adoption 2 SBTi validation • Alternative fuels for our Vertua down ~5% vs 2021 of net-zero CO goals 2 substitution rate of products: under 1.5°C scenario and ~9% in last two 1 35%, +6pp YoY• 41% for cement , years • Clinker factor of +14.8pp YoY • 33% for ready- 74.3%, -1.5pp YoY 2 mix , +16.1pp YoY 1) Vertua cement as a % of cement volumes 2) Vertua ready-mix as a % of ready-mix volumes 10

Regenera: CX’s new global waste management business Urbanization Solutions EBITDA Fastest growing vertical CAGR: +21% 227 128 2019 2022 2022 EBITDA contribution from each Urbanization Solution’s vertical Industrialized Construction 19% Related 37% Services 1 CEMEX managed 65 times the 6% Circularity waste we generated in 2022 38% Performance Materials EBITDA in millions of U.S. dollars. 1) Preliminary figure for 2022 11

Regional Highlights th 6 Street Viaduct, Los Angeles, United States Built with Vertua concrete, part of our Vertua family of sustainable products

Mexico: Quarterly EBITDA up mid-single digit

CEMEX



Avancer Tower, San Luis, Mexico
Built with Fortis, part of our Vertua family of sustainable products

	4Q22	2022
Net Sales	1,016	3,842
% var (l-t-l)	13%	9%
Operating EBITDA	271	1,133
% var (l-t-l)	4%	(5%)
Operating EBITDA margin	26.7%	29.5%
pp var	(2.2pp)	(4.1pp)

- Growth in formal sector explained by nearshoring investments, tourism construction, and distribution and logistic activity
- Bagged cement continue moderating due to elevated inflation
- Price increases supporting top line growth
- Margin declined in 4Q22 due to higher energy, raw materials, freight, and wages, as well as a negative product mix effect
- Alternative fuels exceeded 40% in 4Q22, highest on record, and ~11pp higher for FY 2022
- Announced double digit price increases for all products, effective Jan 1st to cope with input cost inflation

Millions of U.S. dollars

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US: Record fourth quarter EBITDA[1] despite adverse weather conditions

	4Q22	2022
Net Sales	1,221	5,038
% var (l-t-l)	12%	16%
Operating EBITDA	202	762
% var (l-t-l)	16%	(0%)
Operating EBITDA margin	16.5%	15.1%
pp var	0.6pp	(2.4pp)

- Strong double-digit price increases across all products offsetting lower volumes during the quarter
- Sequential margin improvement for the 2nd straight quarter with lower maintenance and higher prices outpacing input cost inflation
- Full-year EBITDA driven by mid-teen percentage pricing and low single digit volume growth
- Recently announced acquisition of Atlantic Minerals to expand our US aggregates reserves by ~20%
- Expect weaker residential volumes in 2023, partially offset by Industrial & Commercial and Infrastructure sectors


Snapdragon stadium

SDSU Snapdragon Stadium, San Diego, United States
Built with Vertua concrete, part of our Vertua family of sustainable products

1) Highest reported fourth quarter EBITDA since 2007

Millions of U.S. dollars

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EMEA: Consistent growth in Sales and EBITDA throughout 2022 despite volatility 4Q22 2022 Net Sales 1,199 4,930 % var (l-t-l) 14% 14% Operating EBITDA 146 670 % var (l-t-l) 2% 11% Operating EBITDA margin 12.2% 13.6% pp var (1.6pp) (0.4pp) • Strong top line growth driven by double-digit increase in prices across all products, with sequential price growth for cement and ready-mix • Volumes in Europe and the Philippines declined in 4Q22, reflecting macro weakness, but partially offset by growth in Egypt and UAE • Resilient EBITDA margin in Europe, declining only 0.5pp in 4Q22, despite volatility • 41% reduction in CO emissions in Europe; well positioned to 2 College Gilbert Charbroux, Lyon, France reach the EU 55% goal for 2030 Built with Insularis, part of our Vertua family of sustainable products • Strong operational and financial performance in Israel and Egypt Millions of U.S. dollars 15

SCAC: Strong pricing performance driving top-line growth 4Q22 2022 Net Sales 377 1,605 % var (l-t-l) 2% 6% Operating EBITDA 84 382 % var (l-t-l) (13%) (8%) Operating EBITDA margin 22.4% 23.8% pp var (3.0pp) (3.1pp) • Pricing responsible for the quarterly and full-year top-line growth, with double digit increase in cement • Self-construction sector continues moderating while formal activity is driven by the industrial and housing sectors • Decline in quarterly EBITDA and EBITDA margins mainly due to higher energy, freight and raw materials • In Colombia, we expect that construction activity in 2023 will be driven by social housing and infrastructure projects in Bogota Fajas MyD, Medellín, Colombia Built with Vertua Concrete, part of our Vertua family of sustainable products • In the Dominican Republic, demand should remain supported by the continuation of tourism and industrial investments Millions of U.S. dollars 16

Financial Developments La Mexicana Park, Mexico City, Mexico Built with Vertua Concrete, part of our Vertua family of sustainable products

FCF after maintenance capex higher in 4Q22 January - December Fourth Quarter Average working capital days 2022 2021 % var 2022 2021 % var Operating EBITDA 2,681 2,839 (6%) 630 644 (2%) 4Q22 4Q21 - Net Financial Expense 529 574 132 123 - Maintenance Capex 888 706 301 333 -6 - Change in Working Capital 515 137 (307) (254) -15 - Taxes Paid 197 194 41 40 - Other Cash Items (net) 6 152 74 88 Controlling Interest Net Income - Free Cash Flow US$ M (6) (25) (3) (18) Discontinued Operations Free Cash Flow after 553 1,101 (50%) 391 332 18% 195 Maintenance Capex - Strategic Capex 475 380 191 105 Free Cash Flow 78 722 (89%) 201 227 (12%) -99 4Q22 4Q21 Millions of U.S. dollars 18

Further strengthening our capital structure in a volatile environment • Reduced total debt during the year by $409 M. Bought back $1.2 B of bonds at a discount Debt maturity profile as of December 2022 • Protected against rising interest rates, with 71% Billions of U.S. dollars of our debt at fixed rates 1.6 1.6 • Risk management strategies offsetting weaker 1.4 currencies, higher interest rates and energy costs 1.1 0.8 0.7 • Accounts receivables securitization programs 0.6 (∼$750 M) now under our sustainability-linked 0.3 financing framework. Approximately 42% of our 0.1 debt now linked to sustainability KPIs 23 24 25 26 27 28 29 30 ≥31 • Credit rating upgrades from S&P and Fitch, to one No material refinancing needs notch below investment grade until 2025 19

2023 Outlook Panorama High Rise, Miami, United States

2023 guidance[1]

Operating EBITDA[2]	Low single-digit increase
Consolidated volume growth	Low single-digit decrease for Cement Low single-digit decrease for Ready-mix Low single-digit increase for Aggregates
Energy cost/ton of cement produced	~10% increase
Capital expenditures	~$1,250 million total ~$850 million Maintenance, ~$400 million Strategic
Investment in working capital	~$250 million
Cash taxes	~$250 million
Cost of debt[3]	Increase of ~$70 million

1) Reflects CEMEX's current expectations
2) Like-to-like for ongoing operations and assuming December 31, 2022 FX levels
3) Including perpetual bonds and subordinated notes with no fixed maturity and the effect of our EUR-USD cross-currency swap

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Appendix College Port Marianne, Montpellier, France Built with Vertua Concrete, part of our Vertua family of sustainable products

Debt maturity profile as of December 31, 2022 Total debt as of December 31, 2022: $8,147 million Main bank debt agreements Other bank debt Average life of debt: Fixed Income 5.0 years Leases 1,587 1,598 1,365 1,125 786 738 579 309 60 2023 2024 2025 2026 2027 2028 2029 2030≥ 2031 Millions of U.S. dollars 23

Consolidated volumes and prices 2022 vs. 2021 4Q22 vs. 4Q21 4Q22 vs. 3Q22 Volume (l-t-l) (4%) (5%) (4%) Domestic gray Price (USD) 13% 17% 2% cement Price (l-t-l) 17% 20% 2% Volume (l-t-l) 2% (3%) (5%) Ready mix Price (USD) 10% 13% 2% Price (l-t-l) 13% 17% 2% Volume (l-t-l) 2% (3%) (7%) Aggregates Price (USD) 9% 13% 3% Price (l-t-l) 13% 18% 2% Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 24

Additional information on debt MXN 4% Other 4% Euro Fourth Quarter Third Quarter 14% 2022 2021 % var 2022 Currency 1 8,147 8,555 (5%) 8,188 Total debt 3 denomination Short-term 4% 4% 5% U.S. Long-term 96% 96% 95% dollar 78% Cash and cash equivalents 495 613 (19%) 397 Net debt 7,652 7,942 (4%) 7,791 2 7,620 7,921 (4%) 7,669 Consolidated net debt 2 Variable 2.84 2.73 2.82 Consolidated leverage ratio 29% 2 4 6.27 5.99 6.51 Consolidated coverage ratio Interest rate Fixed 71% Millions of U.S. dollars 1) Includes leases, in accordance with International Financial Reporting Standard (IFRS) 2) Calculated in accordance with our contractual obligations under our main bank debt agreements 3) Includes the effect of our EURUSD cross-currency swap 4) Includes the effect of our interest rate derivatives, as applicable 25

Additional information on debt 1 Total debt by instrument Fourth Quarter Third Quarter 17% 2022 2022 % of total % of total Fixed Income 4,139 51% 4,103 50% Main Bank Debt Agreements 2,578 32% 2,522 31% 51% 1 1,430 17% 1,562 19% Others Total Debt 8,147 8,188 32% Millions of U.S. dollars 1) Includes leases, in accordance with IFRS 26

Reduced net debt by ~$290 M during the year Net debt variation -289 7,942 78 7,652 27 445 150 111 Net Debt as of 4Q21 Free cash Asset Divestments Share Buybacks Others Net FX Net Debt as of 4Q22 flow in 2022 (Costa Rica, El Salvador & Neoris) Millions of U.S. dollars 27

4Q22 volume and price summary: selected countries and regions Domestic gray cement Ready mix Aggregates 4Q22 vs. 4Q21 4Q22 vs. 4Q21 4Q22 vs. 4Q21 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico (5%) 26% 19% 9% 25% 18% 4% 26% 18% U.S. (7%) 21% 21% (7%) 22% 22% (6%) 25% 25% Europe (8%) 20% 35% (11%) 8% 20% (4%) 1% 13% Israel N/A N/A N/A (2%) 0% 12% (6%) (1%) 10% Philippines (5%) (3%) 9% N/A N/A N/A N/A N/A N/A Colombia 2% (10%) 11% 5% (13%) 7% 3% (3%) 19% Panama 5% (3%) (3%) 74% 10% 10% 31% 27% 27% Dominican Republic (2%) 24% 21% (2%) 19% 16% N/A N/A N/A Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates 28

2022 volume and price summary: selected countries and regions Domestic gray cement Ready mix Aggregates 2022 vs. 2021 2022 vs. 2021 2022 vs. 2021 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico (8%) 19% 16% 10% 18% 15% 4% 22% 19% U.S. 1% 16% 16% 0% 15% 15% 3% 16% 16% Europe 0% 12% 26% (3%) 2% 15% (1%) (2%) 10% Israel N/A N/A N/A 4% 6% 10% 3% 4% 9% Philippines (10%) (1%) 9% N/A N/A N/A N/A N/A N/A Colombia (1%) (4%) 8% 14% (8%) 4% 16% (4%) 8% Panama 7% (4%) (4%) 44% 4% 4% 20% 18% 18% Dominican Republic (7%) 22% 18% 10% 16% 12% N/A N/A N/A Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates 29

1 2023 expected volume outlook : selected countries/regions Cement Ready-mix Aggregates CEMEX Low single-digit decline Low single-digit decline Low single-digit increase Mexico Flat Mid single-digit increase High single-digit increase USA Low single-digit decline Low single-digit decline Low single-digit decline Europe Mid to high single-digit decline Low to mid single-digit decline Flat to low single-digit decline Colombia Flat High single-digit increase N/A Panama Flat ≥25% increase N/A Dominican Republic Flat to low single-digit decline Mid single-digit increase N/A Israel N/A Low single-digit decline Low single-digit decline Philippines Flat to low single-digit decline N/A N/A 1) Reflects CEMEX’s current expectations. Volumes on a like-to-like basis 30

Relevant ESG indicators Carbon strategy 2022 2021 Customers and suppliers 4Q22 4Q21 2021 Kg of CO per ton of 2 Net Promoter Score (NPS) 66 69 68 564 591 cementitious % of sales using CX Go 61% 60% 62% Alternative fuels (%) 35% 29% Clinker factor 74.3% 75.8% Low-carbon products 2022 2021 Health and safety 2022 2021 Blended cement as % of total Employee fatalities 3 1 75% 68% cement produced Employee L-T-I frequency rate 0.5 0.5 Vertua concrete as % of total 33% 17% Operations with zero fatalities 95% 95% and injuries (%) 31

Definitions SCAC South, Central America and the Caribbean EMEA Europe, Middle East, Africa and Asia When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported Cement cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on Maintenance capital projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are expenditures projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization IFRS International Financial Reporting Standards, as issued by the International Accounting Standards Board Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects Strategic capital expenditures designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs USD U.S. dollars % var Percentage variation 32

Contact Information Investors Stock Information Relations NYSE (ADS): CX In the United States +1 877 7CX NYSE Mexican Stock Exchange: CEMEXCPO In Mexico +52 81 8888 4292 Ratio of CEMEXCPO to CX: ir@cemex.com 10 to 1